SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Petrobras restates actuarial assumptions of its Pension and Healthcare Plans

(Rio de Janeiro, February 4, 2005) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces to its shareholders and investors in general that its Executive Board has approved the restating of the actuarial assumptions of its Complementary Pension Plan (Plano Petros) and its Supplementary Healthcare Plan (Assistência Médica Suplementar -AMS) for the Petrobras Group’s employees and retirees, based on specialized technical studies.

The review of the actuarial assumptions is designed to track the changes in the profile of employees, retirees and pensioners, particularly in relation to biometric aspects based on longevity, age of invalidity and invalid mortality. The purpose of this process is principally to strengthen benefit plans in the light of a more exact evaluation of greater beneficiary life expectancy.

The progressive increase in longevity has direct impacts on the plans’ estimated and provisioned volume of commitments and obligations which are shown in the explanatory notes attached to the Company’s financial statements.

The restated estimates approved today, will have no impact on the results for the fiscal year ending December 31 2004. The Company’s Balance Sheet will therefore show in its Liabilities, an Outstanding Balance of the Complementary Pension Plan Obligations of R$ 1,114 million (R$ 772 million on December 31 2003).

On the other hand, an Explanatory Note will show an amount of R$ 8,291 million with respect to unrecognized actuarial losses to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members.

It should be pointed out that unrecognized actuarial losses are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time.

The following table shows the breakdown in the values registered in the financial Statements and respective Explanatory Notes with respect to the complementary pension and healthcare plans:

Pension Plan Commitments – R$ Millions
	2004 with restatement of assumptions	2003	Change
Present value of obligations Value of plan assets Net value of the obligations	(30,487) 21,082 (9,405)	(22,445) 18,425 (4,020)	(8,042) 2,657 (5,385)
Unrecognized actuarial losses	8,291	3,248	5.043
Net outstanding balance of the obligations in the liabilities	(1,114)	(772)	(342)
Expense in the following fiscal year	1,655	665	990

Healthcare Plan Commitments – R$ Millions
	2004 restatement of assumptions	2003	Change
Present value of obligations Unrecognized actuarial losses Net outstanding balance of the obligations in the liabilities	(10,648) 5,010 (5,638)	(8,780) 4,316 (4,464)	(1,868) 694 (1,174)
Expense in the following fiscal year	1,694	1,477	217

Through these measures, the Petrobras Group is seeking to demonstrate its efforts to readjust and technically improve its complementary pension and healthcare models in line with the recommendations of the specialists and regulatory bodies, guaranteeing total transparency in the way it conducts its business in accordance with the interests of employees and shareholders.

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Officer

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.